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(CAMPBELL LOGO) CAMPBELL RESOURCES INC.



                                  PRESS RELEASE
                             For immediate release



                   CAMPBELL RESOURCES IS GRANTED AN EXTENSION


MONTREAL, OCTOBER 30, 2006 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) announces that it has been granted an extension to February 28, 2007 of the initial order granted June 30th 2005 under the Companies' Creditors Arrangement Act. The extension will allow for the conclusion of the Plans of Arrangement approved by the creditors last June.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -


FOR MORE INFORMATION :

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CAMPBELL RESOURCES INC.                                 Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer    Henri Perron, hperron@renmarkfinancial.com
Tel.: 514 875-9037                                      John Boidman, jboidman@renmarkfinancial.com
Fax: 514 875-9764                                       Tel.: 514 939-3989
afortier@campbellresources.com                          Fax: 514 939-3717
                                                        www.renmarkfinancial.com
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